EXHIBIT 15

   Permanent Bancorp, Inc., Holding Company for Permanent Federal Savings
   Bank



   June 16, 1997

   Mr. Phillip M. Goldberg
   Foley & Lardner
   320 N. Wabash Avenue
   Chicago, Illinois 60611

   Dear Mr. Goldberg:

        Enclosed with this letter is a copy of a Security Position Listing report dated June 6, 1997 and provided to our Company by the Depository Trust Company. This listing is being provided to you pursuant to a request letter dated June 11, 1997 to Permanent Bancorp, Inc. from Mr. Peter T. Kross of LaSalle/Kross Partners, L.P. The request letter from Mr. Kross also demanded a list of names, addresses and securities positions of non-objecting beneficial owners and acquiescing beneficial owners. The Company does not have such a list in its possession nor has the Company requested such a listing. In the event the Company should obtain such a list, we will provide a copy to you at that time.

        I believe that the information provided with this letter satisfies those requests made by Mr. Kross. Please direct any questions concerning this response to the Company's counsel Silver, Freedman and Taff, L.L.P. in care of Mr. Jeffrey Werthan or Mr. David M. Muchnikoff at (202) 414-6100.

   Sincerely,

   /s/ Carl E. Root

   Carl E. Root
   Vice President and Secretary

   CER:sb
   Encl.

   101 Southeast Third Street P.O. Box 1227 Evansville, Indiana 47706-1227 812/428-6800